Rainchief Executes Letter of Intent with Chizum Oil LLC

(GLENCOE PROSPECT - PAWNEE COUNTY, OKLAHOMA)

For Immediate Release

For Release – August 13, 2014 – Vancouver, BC – RainChief Energy Inc. (OTCQB: RCFEF) (the “Company”) today announced that on August 6, 2014 a Letter of Intent (“LOI”) was executed with Chizum Oil LLC, Andover, Kansas, to acquire a 100% interest in an oil and gas prospect; Glencoe (“Glencoe”) located in Pawnee County, Oklahoma. The terms of the “LOI” include Rainchief’s exclusive right to acquire 100% of “Glencoe” upon completion of a due diligence period to conclude by October 1, 2014. A deposit in the amount of $25,000 is due upon execution of a Purchase Sale Agreement (“PSA”) by October 1, 2014 with a final Definitive Agreement (“Definitive Agreement”) on or before Nov 30, 2014. The total purchase price of the acquisition is an amount not to exceed US$3,000,000.

The Glencoe Prospect in Pawnee County, Oklahoma covers approximately 875 productive acres in the Upper Cleveland sand and 1720 acres in the Lower Cleveland sand. Rainchief's Calgary, AB based independent engineering consultants will commence with an evaluation of the Glencoe effective immediately.

Previously, on June 24, 2014 Rainchief executed an Investment Banking Agreement with Pyranees Investments, LLC, (“PYR”) Las Vegas, Nevada, to act as the Company’s financial consultant (“Consultant”). Pyranees will introduce the Company to its investment network with the intent to raise capital for Rainchief in the form of equity, or debt, or a combination thereof.

RainChief Energy Inc. (OTCQB: RCFEF)

For corporate information contact:

Rainchief Energy Inc.

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072
www.rainchief.com